BARNETT & LINN
ATTORNEYS AT LAW
23548 Calabasas Road, Suite 106 ● Calabasas, CA 91302

www.barnettandlinn.com

WILLIAM B. BARNETT		TELEPHONE: 818-436-6410
Attorney/Principal		FACSIMILE: 818-223-8303
wbarnett@wbarnettlaw.com

July 26, 2018

Division of Corporation Finance

Securities and Exchange Commission

100 F Street NE

Washington D.C. 20549

Attn:	Barbara C. Jacobs, Assistant Director
Folake Ayoola, Special Counsel
Bernard Nolan, Attorney-Advisor
Kathleen Collins, Accounting Branch Chief
Melissa Kindelan, Staff Accountant

Re:	FDCTech, Inc.(formerly Forex Development Corporation) (“Registrant” and/or “Company”)
Amendment No. 7 to Registration Statement on Form S-1
Filed on November 22, 2017
File No. 333-221726

Gentlepersons:

The Registrant hereby files its Amendment No. 7 to Registration Statement on Form S-1 (“Amendment No.7). The Amendment No.7 has been revised in accordance with oral comments received on July 25, 2018 from Mr. Bernard Nolan, Attorney-Advisor (“Mr. Nolan”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 7 “marked to show changes”, and our responses below correspond to each comment number referred to by Mr. Nolan.

Oral Comments

Prior Comment 1 from the SEC May 15, 2018 Comment Letter

1. In accordance with your comment, we have added disclosure regarding the terms of termination relating to the Agreement under “Company Overview” on page 3.

Exhibit 10.9

2. In accordance with your comment we have attached Exhibit A to Revised Exhibit 10.15.

Risk Factor

3. In accordance with your comment we have added a Risk Factor regarding indirect consequences to the Registrant in the event of adverse regulations directed to our clients who are dealing in Cryptocurrency and FX business.

Comment 3 from the SEC May 15, 2018 Comment Letter.

4. In accordance with your comment we have added disclosure to the second to the last paragraph on page 16 relating to the percentage of revenues contributed by the agreement.

Note 1 to Notes to financial Statements.

5. In accordance with your comment we have deleted any reference to research conducted by Citi from Note 1 on page 13.

Comment Regarding Months Registrant Can Support Operations with Current Assets

We respectively refer you to the third paragraph under “Liquidity and Capital Resources” on page 25, where the Registrant discusses its ability to continue its operations for the next 12 months.

We believe that we have responded to all your oral comments, fairly and reasonably. Please do not hesitate to contact the undersigned as soon as possible should you have any further questions or comments.

Thank you for your cooperation and courtesies in this matter.

Very truly yours,
Barnett & Linn

William B. Barnett

WBB: scc

cc/ Mr. I. Firoz, CFO